For period ending March 31, 2006

Exhibit 77C

File number 811-2802


UBS Cashfund Inc.


At the special meeting of shareholders held on December 21, 2005 the Funds shareholders elected board members. Pursuant to Instruction 2 of Sub-Item 77C of Form N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action on this proposal since there were no solicitations in opposition to the registrants nominees and all of the nominees were elected.